UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Crescent Private Credit Income Corp.

(Name of Issuer)

Crescent Private Credit Income Corp.

(Name of Person(s) Filing Statement)

Class S Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

22576M109

(CUSIP Number of class of securities)

Class D Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

22576M307

(CUSIP Number of class of securities)

Class I Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

22576M208

(CUSIP Number of class of securities)

George P. Hawley

Secretary

Crescent Private Credit Income Corp.

11100 Santa Monica Blvd., Suite 2000

Los Angeles, California 90025

(310) 235-5900

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Monica J. Shilling, P.C. Van Whiting Kirkland & Ellis LLP 2049 Century Park East, 37th Floor Los Angeles, California 90067 (310) 552-4200	Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

February 26, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2. Subject Company Information.

(a)

The name of the issuer is Crescent Private Credit Income Corp. (the “Company”). The Company is a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Maryland corporation. The principal executive office of the Company is located at 11100 Santa Monica Blvd., Los Angeles, CA 90025 and the telephone number is (310) 235-5900.

(b)

The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I shares of common stock, par value $0.01 per share (the “Class I Shares”), Class D shares of common stock, par value $0.01 per share (the “Class D Shares”), and Class S shares of common stock, par value $0.01 per share (the “Class S Shares” and together with Class I Shares and Class D Shares, the “Shares”), or portions thereof. As of the close of business on January 31, 2026, there were 18,810,835 Class I Shares outstanding, 0 Class D Shares outstanding, and 2,373 Class S Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 5.0% of the Company’s outstanding Shares that are tendered by holders of the Company’s Shares (“Stockholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5.0% of the Company’s Shares outstanding as of January 31, 2026.

(c)	Shares are not traded in any market.

Item 3. Identity and Background of Filing Person.

(a)

The Company is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Crescent Cap NT Advisors, LLC (the “Adviser”) serves as the investment adviser for the Company. The Adviser is located at 11100 Santa Monica Blvd., Los Angeles, CA 90025 and its telephone number is (310) 235-5900. The members of the Company’s Board of Directors (the “Board”) are Kathleen S. Briscoe, Susan Yun Lee, Martha Solis-Turner, Jason Breaux and Christopher G. Wright (each, a “Director”). The Chief Executive Officer is Eric Hall, the President is Raymond Barrios, the Chief Financial Officer is Kirill Bouek, the Chief Compliance Officer is Erik Barrios and the Secretary is George P. Hawley. The Directors and the executive officers of the Company may be reached at the Company’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4. Terms of the Transaction.

(a) (1)

(i) .Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 940,661 Shares that are tendered by Stockholders by 11:59 p.m., Eastern Time, on March 26, 2026 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)  The purchase price of a Share (or portion thereof) tendered will be its net asset value as of February 28, 2026 or a later date determined by the Company if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Stockholder that tenders Shares that are accepted for purchase will be sent a written notice (the “Acceptance Notice”) notifying the Stockholder that the Company has received and accepted their tender. Such Stockholder will receive cash in an amount equal to the value of the Stockholder’s Shares accepted for purchase by the Company determined as of the Valuation Date. The Form of the Acceptance Notice is attached hereto as Exhibit (a)(1)(iv) and incorporated herein by reference.

(iii)

The Offer is scheduled to expire on March 26, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)

Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Stockholders may be required to deliver their Letter of Transmittal to their Financial Advisor (instead of directly to the Company’s transfer agent, SS&C GIDS, Inc.). All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase, which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a) (2)	Not applicable.

(b)

Any Shares to be purchased from any officer, Director or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares. To the Company’s knowledge, none of the officers, Directors, or affiliates of the Company intends to tender Shares in the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)

The Company’s prospectus, dated April 29, 2025, as amended and/or supplemented from time to time (the “Prospectus”), provides that the Board has the discretion to determine whether the Company will purchase Shares from Stockholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Company purchase Shares from Stockholders quarterly. However, the Company is not required to conduct tender offers.

Except as described below, the Company is not aware of any other agreement, arrangement, or understanding relating, directly or indirectly, to the Offer, whether or not legally enforceable, between: (i) the Company, the Adviser, the Company’s officers or members of the Board or any person controlling the Company, the Adviser, the Company’s officers or the Board; and (ii) any other person, with respect to the Shares. As described in the Prospectus, the Company is currently publicly offering on a continuous basis up to $2.5 billion of its Shares, pursuant to a registered offering. Additionally, as described in the Prospectus, the Company has sold unregistered Shares as part of private offerings. Certain beneficial owners of the Company’s Class I Shares have entered into agreements with the Adviser pursuant to which such investors agreed, subject to certain agreed-upon terms and limitations, to not tender their Shares in any anticipated quarterly tender offer by the Company until (i) for certain beneficial owners, the third or fourth quarter of 2029, as applicable or (ii) for certain beneficial owners, the Company’s net asset value initially surpasses $1.5 billion.

Item 6. Purposes Of This Tender Offer and Plans or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)

Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(d)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Issuer.

(a)	Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference.

(b)	Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

(a)

Not applicable. The consideration offered to security holders consists solely of cash. The Offer is not subject to any financing condition, and the Company is a public reporting company under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

(b)	Not applicable.

Item 11. Additional Information.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) None.

(5) None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice from the Company to Stockholders in Connection with the Company’s Acceptance of Shares.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

(a)(2) – (4)	Not applicable.

(b)	None.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

EX-FILING FEES	Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRESCENT PRIVATE CREDIT INCOME CORP.

By:	/s/ George P. Hawley
Name:	George P. Hawley
Title:	Secretary

Dated: February 26, 2026

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice from the Company to Stockholders in Connection with the Company’s Acceptance of Shares.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

EX-FILING FEES	Filing Fee Table.